Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Foot Locker Inc (FL)

Name of person relying on exemption: As You Sow®

Address of person relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached materials are submitted pursuant to Rule 14a-6(g)(1) under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the subject class of securities; this notice is therefore submitted voluntarily.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Foot Locker Inc (FL)
Vote Yes: Item #5 –

Adopt a Goal for Reducing Its Enterprise-Wide

GHG Emissions in Line with the Paris Agreement

Annual Meeting: May 21, 2025

CONTACT: Mary Zuccarello| mzuccarello@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Foot Locker adopt a target for reducing its enterprise-wide greenhouse gas emissions in alignment with the Paris Agreement.

SUPPORTING STATEMENT: Proponents recommend that, at the Board’s discretion, the emissions reduction target be informed by credible third-party sources such as the Intergovernmental Panel on Climate Change and the Science Based Targets initiative.

SUMMARY

Climate change is a global crisis that presents risks to companies, investors, and ultimately the global economy. A recent peer reviewed study found that climate change is proving to be far costlier than predicted, with the world economy already committed to an income reduction of 19% within the next 26 years, independent of future emission choices.1 The study estimates the future average cost of climate change to be $38 trillion annually by 2050. The study further finds that “damages already outweigh the mitigation costs required to limit global warming to 2 °C by sixfold over this near-term time frame.”2 These costs, and the human and environmental disruptions they represent, underscore the importance of immediate and sustained emissions reductions across the global economy, and the economic benefits of taking action now.

The footwear and apparel industry contributes approximately 3–8% of global greenhouse gas emissions,3 more than the global shipping and aviation sectors combined.4 The footwear and apparel industries are therefore critical participants in reducing climate-related risks. Investors’ demand for companies to set science-based emissions reduction targets reflects recognition of increasing climate related exposure to physical, competitive, and systemic climate risks which will negatively impact portfolios into the future.

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1 https://epic.uchicago.edu/news/climate-change-may-cost-38-trillion-a-year-by-2049-study-says/#

2 https://www.nature.com/articles/s41586-024-07219-0

3  https://www.mckinsey.com/industries/retail/our-insights/sustainable-style-how-fashion-can-afford-and-accelerate-decarbonization

4 https://sciencebasedtargets.org/sectors/apparel-and-footwear

2025 Proxy Memo Foot Locker Inc | Disclose GHG Reduction Plans

As a footwear and apparel retailer, Foot Locker Inc is significantly exposed to climate-related risk, particularly in its supply chain. The majority of Foot Lockers’ suppliers operate manufacturing facilities in regions vulnerable to intense flooding, extreme heat, and other climate-related hazards. A large portion of apparel exports come from countries directly impacted by climate-related disasters, with 67% of cotton exports and 52% of apparel exports having already been negatively impacted by climate disasters.5 By 2030, extreme weather could jeopardize nearly $65 billion worth of exports in the footwear and apparel industry.6 Climate change also threatens to disrupt $122 billion of economic activity at ports necessary to ship goods to their final destinations.7 These climate-related challenges pose significant risk to Foot Locker’s profitability by affecting product availability, cost, and transport.

In reflection of these risks, Foot Locker set a verified net zero commitment and interim targets in 2021, acknowledging the role climate mitigation plays in the success of its business. Yet, the Company rescinded those goals in its 2023 impact report and has yet to commit to setting new targets,8 leaving investors uncertain about the extent to which the Company is exposed to climate risk and whether it has strategies to mitigate those risks.

In its 2023 global environmental climate change policy,9 Foot Locker acknowledges that “Climate Change is one of the greatest challenges of our time,” but provides only generalized statements that it is “committed to…reducing greenhouse gas (GHG) emissions,” “managing product lifecycle in an environmentally-responsible manner,” and “working with suppliers to protect the environment.” These platitudes provide investors with no concrete information and fail to set any measurable goal by which the Company or its investors can gauge its success in addressing growing climate risk.

Foot Locker is also falling behind peers on climate action, exposing the Company to reputational risk and further jeopardizing future competitiveness. By setting revised GHG emissions reduction targets and demonstrating progress to shareholders, Foot Locker can meet investors' expectations for pro-actively addressing climate-related risks.

RATIONALE FOR A YES VOTE

1.	Foot Locker is exposed to material supply chain risk.

2.	Foot Locker does not meet investor expectations due to its failure to disclose a greenhouse gas emissions reduction target.

3.	Foot Locker trails its peers in setting climate targets, exposing the Company to competitive disadvantages and potential market access challenges.

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5 https://www.businessoffashion.com/articles/sustainability/the-state-of-fashion-2024-report-climate-crisis-supply-chain-sustainability-environment/

6 https://www.mckinsey.com/industries/retail/our-insights/state-of-fashion, p.10

7 https://www.businessoffashion.com/articles/sustainability/the-state-of-fashion-2024-report-climate-crisis-supply-chain-sustainability-environment/

8 https://investors.footlocker-inc.com/static-files/6a51d02e-eef5-4b42-9ed6-7728df9dcfe4

9 https://investors.footlocker-inc.com/climate

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2025 Proxy Memo Foot Locker Inc | Disclose GHG Reduction Plans

DISCUSSION

1.	Foot Locker is exposed to material supply chain risk.

Foot Locker faces substantial financial risks related to climate change. As a global retailer, it depends on a complex supply chain susceptible to weather-related disruptions to its manufacturing and logistics systems. In its 10-K filing, the Company notes that escalating natural disasters may disrupt product delivery, delay operations, and result in lost sales and increased recovery costs.10 Setting clear climate mitigation goals is necessary to protect the Company’s long-term value.

Approximately 90% of Foot Locker’s private-label merchandise is sourced from suppliers in climate-vulnerable regions like Bangladesh, Cambodia, China, India, Indonesia, Pakistan, and Vietnam.11 According to the World Meteorological Organization, Asia remains the most affected region by weather and climate hazards.12

While some amount of Foot Locker’s supply is sourced through suppliers that have science-based climate goals, the majority of its remaining supply is likely to be subject to significant climate risk. Based on Foot Locker’s reporting, it is unclear how many suppliers have climate targets or have otherwise addressed climate-related risks. Even for suppliers such as Nike, with science-based climate goals that include supplier targets, Foot Locker will need to actively monitor their performance to ensure that climate commitments translate into measurable outcomes and risks are being effectively managed over time.

Without value chain targets that prompt action on climate-risk reduction in its supply chain, climate disruptions are likely to impact Foot Locker’s profitability via more limited product availability, higher costs, and disrupted transport and production.

2.	Foot Locker does not meet investor expectations due to its failure to disclose a greenhouse gas emissions reduction target.

Foot Locker’s reversal of its net-zero commitments leaves the Company without targets and raises questions about the Company’s ability to maintain a sound climate strategy. The Company’s 2024 climate-related disclosures do not outline a plan for reducing its full value chain emissions, which currently account for over 95% of its total emissions, nor a plan for monitoring current supplier activities related to climate.

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10 https://investors.footlocker-inc.com/node/21641/html, p.13

11 https://investors.footlocker-inc.com/static-files/6a51d02e-eef5-4b42-9ed6-7728df9dcfe4, p.33

12 https://wmo.int/publication-series/state-of-climate-asia-2023

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2025 Proxy Memo Foot Locker Inc | Disclose GHG Reduction Plans

The Company’s impact report notes limited operational actions including: use of 28% zero emissions energy, up from approximately 24% the prior year; replacement of HVAC systems in 15 stores; increased LED lighting; and thermostat replacements which, together increase store energy efficiencies as reflected in its Scope 2 emissions reductions.13 Significantly, its Scope 1 operational emissions have increased due in part to transportation emission increases and despite store closings.

Although the Company notes a 29% downward revision to its Scope 3 greenhouse gas emissions, it attributes that reduction to “new information and the refinement of our data collection process . . .”, not, apparently, to emissions reduction measures other than a 1% decrease in operational waste and a 1% reduction in business travel. 14

Finally, Foot Locker fails to present a strategy for addressing its Scope 3 value chain emissions beyond stating that it is working with “key stakeholders” and “partners” on renewable energy, circular economy projects, and recycling.15 Specific information about these projects and who is undertaking them, as wells as actual climate emission reductions or targets for suppliers is notably absent. Further, while the Company has established board oversight of climate risk, the focus of its risk analysis appears to be on stores and distribution centers, rather than in critical areas of its supply chain.16

Setting emissions reduction targets can help Foot Locker collaborate with its full range of suppliers to reduce its value chain emissions and develop resilience strategies. A commitment to net-zero targets strengthens its ability to respond to climate-related disruptions and secures long-term value.

Significantly, corporate actions to mitigate climate risk, including target-setting, are critical to investors’ ability to reduce volatility and risk in their portfolios.  A survey found that 93% of institutional investors believe climate change will impact performance within 2–5 years, and 85% analyze the emissions data of their investments.17 Companies with verified emissions targets are nearly twice as likely to experience meaningful decarbonization benefits compared to those without such goals,18 making them a better investment choice.

With rising climate risk across the economy—as exemplified, for example, by the current climate-related insurance crisis — investors expect Foot Locker to adopt targets that cover its full range of value emissions. Doing so not only reduces its exposure to supply chain disruptions, but demonstrates a proactive approach to climate risk management.

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13 https://investors.footlocker-inc.com/static-files/6a51d02e-eef5-4b42-9ed6-7728df9dcfe4, p.41

14 https://investors.footlocker-inc.com/static-files/6a51d02e-eef5-4b42-9ed6-7728df9dcfe4, p.41

15 https://investors.footlocker-inc.com/static-files/6a51d02e-eef5-4b42-9ed6-7728df9dcfe4, p.42

16 https://investors.footlocker-inc.com/static-files/6a51d02e-eef5-4b42-9ed6-7728df9dcfe4, p.43

17 https://www.gsb.stanford.edu/sites/default/files/publication/pdfs/cgri-survey-2024-institutional-investor-survey-sustainability_0.pdf, p.4,6

18 https://www.bcg.com/publications/2024/boosting-bottom-line-reducing-carbon-emissions

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2025 Proxy Memo Foot Locker Inc | Disclose GHG Reduction Plans

3.	Foot Locker trails its peers in setting climate targets, exposing the Company to competitive disadvantages and potential market access challenges.

Target-setting has driven over 10,900 companies to set or commit to setting third-party verified GHG reduction targets across their full value chains.19 This commitment to reduce climate-related risk extends to the footwear and apparel industry. Foot Locker's peers20 including JD Sports, Decathlon, New Balance and Nike have set emission reduction targets verified by the Science-Based Targets initiative (SBTi).

By failing to set enterprise-wide emissions reduction targets, Foot Locker lags peers – putting the Company at a competitive disadvantage and threatening its brand reputation. Foot Locker’s 10-K notes that the athletic footwear and apparel industry is dependent on customer preferences,21 and in recent years consumers are increasingly demanding sustainably produced or sourced goods from brands that set and achieve sustainability goals.22 A 2024 PwC survey found that 80% of consumers are willing to pay more for sustainably produced or sourced goods, even in an inflationary environment.23 By failing to set targets to work toward a more sustainable supply chain, Foot Locker is at a disadvantage.

The following competitors have implemented science-based emissions targets to manage climate risks:

•	JD Sports: SBTi-approved targets for Scopes 1, 2, and 3 emissions.[21]
•	Decathlon: Committed to reducing absolute emissions 42% by 2030 and 90% by 2050 across Scopes 1, 2, and 3.[22]
•	Puma: Targeting a 90% reduction in Scope 1 and 2 emissions and 33% in Scope 3 by 2030 (from a 2017 baseline), with SBTi verification.[23]
•	Under Armour: 1.5°C-aligned SBTi targets to cut emissions 30% across Scopes 1, 2, and 3 by 2030 and reach net zero by 2050.[24]
•	New Balance: 1.5°C-aligned SBTi targets—30% reduction for Scopes 1 and 2, and 50% for Scope 3 by 2030.[25]
•	Nike: Near-term SBTi targets—65% cut in Scope 1 and 2 emissions, 30% in Scope 3, aiming for net zero by 2050.[26]
•	VF Corporation (including brands North Face, Vans, and Timberland): Short- and long-term net zero targets aligned to 1.5°C and verified by SBTi for Scopes 1, 2, and 3.[27]

Foot Locker is lagging behind competitors setting enterprise-wide emissions goals. Verified targets would enhance its competitiveness, enable risk mitigation, and support sustainable growth by identifying and addressing climate-related vulnerabilities across its supply chain.

RESPONSE TO FOOT LOCKER BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

“Foot Locker has not only identified but has taken reasonable and proportionate steps to manage its climate-related risks.”

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19 https://sciencebasedtargets.org/target-dashboard

20 While companies such as Nike and New Balance sell to retailers, they also operate their own retail locations, making them comparable to Foot Locker.

21 https://sciencebasedtargets.org/companies-taking-action

22 https://sustainability.decathlon.com/our-commitments-to-meet-the-challenge-of-climate-change

23 https://about.puma.com/sites/default/files/documents/pdf/puma-charter-transition-plans-11-08-23.pdf, p.24

24 https://about.underarmour.com/content/dam/ua/sustainability/FINAL_FY2023_SIR_09.08.23.pdf, p.10

25 https://www.newbalance.com/on/demandware.static/-/Library-Sites-NBUS-NBCA/default/dw87610e36/pdf/New_Balance_Sustainability_and_Impact_Report_2023.pdf

26 https://about.nike.com/en/newsroom/releases/fy23-nike-inc-impact-report, p.47

27 https://www.vfc.com/responsibility/planet/climate

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2025 Proxy Memo Foot Locker Inc | Disclose GHG Reduction Plans

As noted above, Foot Locker focuses its climate-related risk assessments on its store locations and distribution centers. It fails to disclose a strategy that addresses its full range of climate-related supply chain risk or the analysis and actions that flow from setting emission reduction targets for its supply chain. Further, it is unclear the extent to which its significant suppliers have set and are meeting climate goals or have otherwise addressed climate-related risks, information which would arise from Foot Locker setting, acting on, and disclosing its own emission reduction goals and related transition planning.

Given that 90% of Foot Locker’s private-label merchandise is sourced from suppliers in climate-vulnerable regions like Bangladesh, Cambodia, China, India, Indonesia, Pakistan, and Vietnam, it is critical to address supplier risk because it has the potential to severely compromise the production and transportation of products. This gap leaves Foot Locker vulnerable to supply chain risk that affects the Company’s long-term profitability

“Foot Locker has made progress in reducing its combined Scope 1 and 2 enterprise-wide GHG emissions and is working to reduce its Scope 3 emissions.”

Foot Locker’s Scope 1 and 3 goals and associated mitigation actions are unclear and its progress in reducing Scope 1 and 3 emissions is insufficient, especially in the absence of clear targets. The Company lacks a baseline against which to measure emissions reductions, and thus risk mitigation progress against. Without the adoption of targets, Foot Locker cannot ensure that its GHG emissions will fall within a range that aligns with science-based models of global temperature rise. Further, it is unlikely to be aware of growing climate risk in its supply chain, or the potential failure of suppliers to meet their own GHG reduction targets.

“Foot Locker is committed to continuing to disclose Scope 1,2, and 3 GHG emissions.”

This transparency is helpful to investors, but insufficient. The proposal addresses targets and risk mitigation, rather than GHG emissions disclosures. Target setting naturally follows emissions disclosures. Once a company understands its emissions hot spots, it can begin taking steps to address them.

“Foot Locker is committed to continuing to take a right-sized approach to reducing its GHG emissions and will continue to explore whether adopting company-specific climate targets is appropriate…. While we had previously committed to setting science-based GHG emissions reduction targets for validation by the Science Based Targets initiative (SBTi), this commitment was made a year prior to the adoption of the Lace Up Plan strategy in March 2023, which is focused on investing in Foot Locker’s core banners and simplifying our operations in a sustainable manner, among other key priorities.”

Target setting is a critical step in aligning a company’s business plans with effective strategies to reduce climate risk. By delaying target setting while launching its Lace Up Plan, Foot Locker risks adopting strategies that amplify its climate risk while overlooking climate-related opportunities. Disconnecting climate from business strategy is likely to increase risk. The most successful companies integrate climate action into their core business strategies, ensuring greater long-term value creation.

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2025 Proxy Memo Foot Locker Inc | Disclose GHG Reduction Plans

A Harvard Business School study found that firms transitioning their product portfolio toward climate solutions experience a revenue growth premium of about 2 to 3 percentage points per year, relative to competitors.28 Continuing to delay target setting, especially for the emissions on which the Company has reliable data, will heighten financial, competitive, and reputational risks to Foot Locker’s business.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #5 to support our company in setting climate targets that will reduce emissions and strengthen its climate-related risk management policies and competitiveness.

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Foot Locker has not yet committed to setting emissions reduction targets. Continued delays heighten supply chain, climate, and reputational risks.

For questions, please contact Mary Zuccarello, As You Sow, mzuccarello@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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28 https://www.hbs.edu/faculty/Pages/item.aspx?num=66403

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